SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., no. 1464, 6th floor – part, “B” building
04707-000 – São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

SIGNATURE

 2

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: September 8, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.
By:	/s/ Fernando Abella Garcia
Fernando Abella Garcia
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This filing may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ (Federal Tax ID) 02.558.074/0001-73 — N I R E (State Tax ID) 35.3.001.587.9-2
Authorized Capital Publicly-held Corporation

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF
TELESP CELULAR PARTICIPAÇÕES S.A.

1. DATE, TIME AND VENUE: The meeting was held on August 24, 2004, at 8:00 p.m., at Av. Roque Petroni Júnior, 1464, 6º andar, São Paulo, SP.

2. PRESIDING OFFICERS: Felix Pablo Ivorra Cano – Presiding Officer; Evandro Luís Pippi Kruel — Secretary.

3. INSTATEMENT: The meeting was installed, with the presence of all the Members of the Board of Directors who sign these minutes, there being a quorum under the terms of the Bylaws.

4. AGENDA AND RESOLUTIONS: The Board of Directors members attending the meeting, by unanimous vote and without any restrictions, resolved on the following:

4.1 Voluntary Public Tender Offer:

4.1.1. To approve the Board of Executive Officers’ proposal for the commencement by the Company of a voluntary public tender offer (“VTO”) to acquire up to eighty-four billion, two hundred and fifty-two million, five hundred and thirty-four (84,252,534,000) preferred shares of the capital stock of Tele Centro Oeste Celular Participações S.A., a publicly-held corporation headquartered at SCS, quadra 2, bloco C, lote 226, enrolled with the CNPJ/MF (Federal Tax ID) No. 02.558.132/0001-69 (“TCO”), at the price of ten Reais and seventy centavos (R$10.70) per lot of 1,000 shares (the “Price”), which represents a premium of twenty per cent (20%) over the weighted average price of the preferred shares of TCO over the last thirty (30) trading days on the São Paulo Stock Exchange (“Bovespa”). The Price will be paid on sight, in Brazilian reais under the terms that will be set forth in the VTO public notice (“Edital”);

4.1.2. The obligation to purchase under the VTO will not be effective in the event that, from the date of publication of the Edital until the beginning of the auction, any of the following conditions occurs:

1.	the businesses, conditions, revenues, operations or share ownership of TCO or its direct or indirect subsidiaries become subject to a material adverse change as a result of the occurrence of any of the following events:

Board of Directors Extraordinary Meeting 8/24/04(Page1/4)

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ (Federal Tax ID) 02.558.074/0001-73 — N I R E (State Tax ID) 35.3.001.587.9-2
Authorized Capital Publicly-held Corporation

a.	the issuance of any act by any governmental organ of the Executive, Legislative or Judiciary powers which:

i.	questions, restricts or limits the ability of the Company to carry out the VTO, hold shares of TCO, not acquire additional shares of TCO, exercise the rights inherent thereto or receive distributions thereunder;

ii.	terminates or amends any of the terms and conditions of any licenses, authorizations or concessions granted for the conduct of the businesses of TCO or its direct or indirect subsidiaries;

iii.	expropriates, confiscates or limits the free disposal of the assets of TCO or any of its direct or indirect subsidiaries;

iv.	reduces the tariffs or rates for services charged by TCO or any of its direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures having a significant cost to TCO or its direct or indirect subsidiaries;

v.	suspends, restricts or limits transactions in the foreign exchange market or the inflow or outflow of funds into or out of Brazil;

b.	the occurrence of war or civil or political unrest (including, without limitation, general strikes, terrorist attacks or any similar event) inside or outside Brazil;

c.	the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event) or the occurrence of any other external factor that causes significant damage to:

i.	the infrastructure, communications systems or the rendering of public services in the states in which TCO or any of its direct or indirect subsidiaries renders services or in other relevant areas of Brazil; or

ii.	the assets of TCO or any of its direct or indirect subsidiaries in a manner that affects the ordinary course of their respective businesses;

Board of Directors Extraordinary Meeting 8/24/04(Page2/4)

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ (Federal Tax ID) 02.558.074/0001-73 — N I R E (State Tax ID) 35.3.001.587.9-2
Authorized Capital Publicly-held Corporation

2.	a general suspension of, or a limitation in the trading of, securities in general or of the shares or ADSs (American Depositary Shares) issued by TCO on Bovespa or the New York Stock Exchange for more than 24 hours;

3.	a decrease of 20% or more, as of the closing of any trading session, of the value of the Bovespa index known as IBOVESPA, expressed in US dollars (converted in accordance with “transaction PTAX 800, option 5,” published by Sisbacen), in relation to that verified on the date of this statement of material fact;

4.	a decrease of 20% or more, as of the closing of the foreign exchange market on any date, of the value of the real in relation to the U.S. dollar (in accordance with “transaction PTAX 800, option 5”, published by Sisbacen), in relation to that verified on the date of this statement of material fact;

5.	the occurrence of any substantial change in the rules applicable to the Brazilian or US capital markets, or an increase in tax rates that adversely affects or impedes the consummation of the VTO by the Company;

6.	the revocation of any governmental authorization necessary for the consummation of the VTO;

7.	the making of comments by the Securities and Exchange Commission (“SEC”) as to the materials filed in the United States related to the VTO (including the Schedule TO and its exhibits) which adversely affect or impede the consummation of the VTO by the Company; or

8.	the failure to obtain authorization to conduct the auction to effect the VTO on the trading floor of Bovespa.

4.1.3. To set forth that in the event TCO carries out a corporate transaction whereby its shareholders receive shares from another publicly-held corporation within one (1) year from the auction date, the Company shall be required to pay to the holders of outstanding shares, who tender in the VTO, the positive difference, if any, between the price per share which they receive as a result of the sale of their shares, adjusted in accordance with the terms that will be set forth in the Edital and applicable law until the date of consummation of such corporate transaction, and adjusted for changes in the number of shares as a result of share dividends, share splits, reverse share splits and conversions of classes or types of shares into other classes or types of shares and the greater of:

1.	the weighted average price per share of the prices quoted on the stock exchange for shares of that type or class which are delivered to the

Board of Directors Extraordinary Meeting 8/24/04(Page3/4)

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ (Federal Tax ID) 02.558.074/0001-73 — N I R E (State Tax ID) 35.3.001.587.9-2
Authorized Capital Publicly-held Corporation

shareholders of TCO as a result of such corporate transaction, calculated based on the period of 30 (thirty) days prior to the announcement of such transaction; and

2. the weighted average price per share of the prices quoted on the stock exchange for shares of that type or class which are delivered to the shareholders of TCO as a result of such corporate transaction, calculated based on the period of 60 (sixty) days prior to the announcement of such transaction.

4.1.4. Further terms and conditions of the VTO shall be defined as soon as the procedures for the auction have been agreed with the Bovespa. The Company’s Board of Executive Officers is authorized to take all measures deemed necessary to implement the VTO.

4.2 The Company intends to obtain the funds necessary to settle the VTO by means of financing, and taking into account the outcome of the VTO, among other factors, a capital increase may be evaluated if this Board deems it advisable to reduce the Company’s indebtedness level. Therefore, the Board of Executive Officers is authorized, if this is the case, to take all the measures necessary to contract for financing with financial institutions.

5. CLOSURE OF THE MEETING: With no further matters to be dealt with, the meeting was adjourned and the present minutes were drawn up, which after read and approved, were signed by the Board Members present and by the Secretary and were recorded in the appropriate book.

Signatures: Felix Pablo Ivorra Cano – Presiding Officer and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Shakhaf Wine; Antonio Gonçalves de Oliveira; Zeinal Abedin Mohamed Bava, Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz; Ernesto Lopez Mozo; Ignácio Aller Mallo; Luis Miguel Gilpérez López.

I certify this present document is a faithful copy of the minutes drawn up and recorded in the Meetings Book of the Company’s Board of Directors.

Evandro Luís Pippi Kruel
Secretary – OAB (Brazilian Bar Association) -RS No. 18780

Board of Directors Extraordinary Meeting 8/24/04(Page4/4)